July 14, 2005



Mail Stop 4561

By U.S. Mail and facsimile to (262) 796-8158

Mr. Michael J. Murry
Chairman and Principal Executive Officer
Merchants and Manufacturers Bancorporation, Inc.
5445 South Westridge Drive,
New Berlin, Wisconsin 53151


Re:	Merchants and Manufacturers Bancorporation, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 16, 2005
	File Number: 000-21292


Dear Mr. Murry:


      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K, filed on March 16, 2005

Notes to Consolidated Financial Statements

Note 14. Income Taxes, page 30

1. We note in your table on page 31 that you have a deferred tax asset valuation allowance equal to your net operating loss carryforwards for each period presented. Please tell us the following:

* Explain what your net operating loss carryforwards are attributable to and when they are expected to expire. Refer to the disclosure requirements prescribed by paragraph 48 of SFAS 109;
* Provide us with the analysis you performed that led you to conclude that it is more likely than not that these net operating loss carryforwards will not be realized. Refer to the authoritative guidance included in paragraph 17(e) of SFAS 109;


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz at (202) 551-3484 or me at (202)
551-3490 if you have questions.


Sincerely,


Donald Walker
Senior Assistant Chief Accountant

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Mr. Michael J. Murry
Merchants and Manufacturers Bancorporation, Inc..
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